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                                                                    EXHIBIT 99.2

                  [CITIZENS BANK AND TRUST COMPANY LETTERHEAD]

                                February 14, 2000


Dear Shareholder:

         You are invited to attend a special meeting of the shareholders of Citizens Bank and Trust Company. This special meeting will be held on Friday, April 7, 2000, at 10:00 a..m., at the main office of the Bank, 372 Delaware Avenue, Palmerton, Pennsylvania 18071. The main purpose of the meeting is to vote on the merger of your Bank into Citizens National Bank, a subsidiary of Harleysville National Corporation, a bank holding company located in Harleysville, Montgomery County, Pennsylvania. If the merger is completed, you will receive 166 shares of Harleysville common stock in exchange for each of your shares of Citizens capital stock. The exchange of Citizens stock for Harleysville stock will be tax-free to Citizens shareholders for federal income purposes. Completion of the merger is subject to certain conditions. The two principal conditions that the merger must meet are that the shareholders of Citizens Bank and Trust Company approve the merger and that certain banking regulatory agencies approve the merger.

         The attached notice of special meeting and proxy statement/prospectus describe the formal business to be transacted at the meeting. The directors and officers of Citizens will be present at the meeting to respond to any questions from our shareholders.

         We urge you to carefully read the enclosed proxy statement/prospectus that describes the merger in detail and the requirements needed to complete the merger. The information contained in the "SUMMARY" portion of the proxy statement/prospectus gives a basic description of the merger. If you have any questions after a review of the proxy statement/prospectus consult with your own advisors or contact James A. Wimmer, President, telephone (610) 826-2457.

         Tucker Anthony Cleary Gull, Citizens' investment banker, provided the Board of Directors with an opinion that the consideration to be received by the shareholders in the merger transaction is fair from a financial point of view.

         Your Board of Directors believes that the merger is in the best interests of the Bank and its shareholders and recommends that you vote FOR the merger.

                                             Sincerely yours,

                                             James A. Wimmer
                                             Chairman and President